UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2015

Commission File Number: 001-13742

ISRAEL CHEMICALS LTD.
(Exact name of registrant as specified in its charter)

Israel Chemicals Ltd.
Millennium Tower
23 Aranha Street
P.O. Box 20245
Tel Aviv, 61202 Israel
(972-3) 684-4400
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

ISRAEL CHEMICALS LTD.

1.	Q4 2014 Results presentation.

Item 1

Q4 2014 Results

Mr. Stefan Borgas | President & CEO

February 11, 2015

Important Legal Notes

The information delivered or to be delivered to you does not constitute an offer or a recommendation to do any transaction in Israel Chemicals Ltd. (ICL)
securities.

Certain statements in this presentation and other oral and written statements made by ICL from time to time, are forward-looking statements, including, but not limited to, those that discuss strategies, goals, outlook or other non-historical matters; or project revenues, income, returns or other financial measures.  These forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those contained in the statements, including, among others, the following: (a) Crisis in financial markets;(b) War or terror operations;(c) Impacts on sales of fertilizers (product prices, government policies and weather); (d) Subjection to legislative and licensing restrictions;(e) Exposure relating to environmental protection and safety;(f) Third party liability and product liability; (g) Volatility in the markets that affects the demand for some of the products; (h) Concessions and permits; (i) Natural disasters; (j) Water level in Pond 150 in Dead Sea;(k) Dependence on seaports, transportation and loading in Israel. We caution you that the above list of important factors is not comprehensive. We refer you to filings that we have made and shall make with the TASE and the U.S. SEC, including under "Risk Factors" in our prospectus. They may discuss new or different factors that may cause actual results to differ materially from this information.

All information included in this document speaks only as of the date on which they are made, and we do not undertake any obligation to update such information afterwards.

Some of the market and industry information is based on independent industry publications or other publicly available information, while other information is based on internal studies. Although we believe that these independent sources and our internal data are reliable as of their respective dates, the information contained in them has not been independently verified and we can not assure you as to the accuracy or completeness of this information.

Readers and viewers are cautioned to consider these risks and uncertainties and to not place undue reliance on such information.

Highlights & Financial Results

- **Financial results y/y impacted by potash price decline and accumulating one-time effects**

Strategic milestones achieved:

- **Delivered efficiency improvement $100M in 2014, partially offsetting the impact of the labor interruption in Israel**
- **Divestitures on track to achieve estimated net proceeds* of $300-500M**
- **Growing ICL's core: strategic alliance with Yunnan Yuntianhua, acquisition of Prolactal, EU-based functional dairy proteins leader**

$ millions	Q4 14	Q4 13	% change	FY2014	FY2013	% change
Revenues	1,403	1,416	(0.9)%	6,111	6,272	(2.6)%
Operating Income	174	123	41.5%	758	1,101	(31.2)%
Adjusted Operating Income	200	218	(8.3)%	960	1,196	(19.7)%
Adjusted Operating margin	14.3%	15.4%		15.7%	19.1%	
Net income	85	119	(28.6)%	464	819	(43.3)%
Adjusted net income	108	195	(44.6)%	695	1,012	(31.3)%

* Net proceeds: enterprise value net of taxes

- Q4 2014 adjusted operating income excludes a one-time write off in the AntiGerm business ($22M), in Clearon ($40M) and in Medentech ($9M), as well as one-time income as a result of the Fosbrasil financial consolidation ($36M) and a one-time reimbursement from the Strike Fund ($9M).
- Q4 2014 adjusted net income exclude the above (net of tax effect) and a non-recurring tax expense related to investments made by a subsidiary in Europe in prior periods, at the amount of $11M.
- Net income in Q4 2014 impacted by higher financial expenses and effective tax rate due to exchange rate fluctuation (mainly dollar appreciation vs. the shekel)

Where needs take us
3

Business Environment & Major Developments

* Strong potash volume year negatively impacted by labor actions in Israel in
Q4

* Very satisfying phosphate performance supported by volumes, price increases and strong operating step-up

* In Specialty Fertilizers, weak environment in Eastern Europe was strongly offset by significant efficiency gains

* Continued solid demand in phosphates and operational improvements can balance short term potash and Specialty Fertilizers uncertainties

* Stable demand for flame retardants and bromine biocides will continue whereas clear brine fluids business is expected to be negatively impacted by lower oil prices as of 2H2015 * Improved operating profit supported by mix effect and efficiencies, offset by the impact of labor interruption in the inefficient compound plant in Israel * Margin expansion through implementation of cost reduction and selective price increases expected to take effect in 2015
Engineered Materials & Processed Food

* Q4 results impacted by lower demand in Europe, increased competition in the
US and the depreciation of the Euro

* In the last 5 months, Food Specialties launched 30 new multi ingredient solutions demonstrating growth of the core business

* Acquisitions of Fosbrasil and Prolactal will contribute to portfolio and geographic expansions

ICL's Efficiency and Excellence Initiatives Contribution -- 2014

Efficiency initiatives contribution to operating income

Contribution by project

Contribution by segment

[] Total efficiency and excellence initiatives contribution in 2014 - $100M

[] Total annual contribution by 2016 Year End - $350M

Macro-Economic Developments Affecting ICL

[] Excess costs in shekel - $1B  in USD terms
[] ILS/$  exchange rate today 10% lower than 2014 average [] Negative ILS/$
exchange rate impact on net income in 2014 will turn positive in 2015

[] Excess revenues in Euro -- $150M  in USD terms [] []/$  exchange rate today
16% lower than 2014 average

[] Oil prices plunged more than 50% LTM
[] Oil at $50/barrel  to contribute $50-100M  to ICL's OP
[] Lower transportation costs in ICL Fertilizer more than offset negative impact on ICL Industrial Products clear brine fluids business

[] Ruble/$  exchange rate today 38% lower than 2014 average [] Mainly impacting
ICL Performance Products Food business in Russia.
[] Moderate impact on ICL Specialty Fertilizers
[] Significant cost advantage to Russian competitors in the potash and magnesium markets 6

2014 -- A Strong Fertilizer Year

2014 Imports to key markets - thousand tonnes

1 Full year phosphate fertilizers in P205 terms

2 Full year DAP imports

Sources: China Fertilizer Weekly Market Report, Sindicaro Da Industria DE
Adubose Corretivos Agricolas No Estado De Sao Paulo, GTIS, Fertilizer Week and
Company estimates

* Percentage may not match the numbers due to rounding

Strategic Alliance with Yunnan Yuntianhua -- Supporting ICL's Fertilizers,
Specialty Fertilizers, Food Specialties & Advanced Additives

1 50% in a fully vertically integrated phosphate business including a world scale phosphate rock mine and downstream operations -- with effective control

2 A 15% stake in Yunnan Yuntianhua Co. Ltd., China's leading producer of phosphate rock and fertilizers

Strategic Alliance with Yunnan Yuntianhua

Secure cost competitive resources for Asian markets

Financial Highlights

[] Revenues: JV sales  to increase  from ~$550M to ~$700M

[] Commodity / Specialty sales volumes ratio  to improve from 90%/10% to
50%/50%

[] Margin expansion: expand EBITDA margins from low teens to high teens within
5 years [] JV valuation reflects approximately 7.4x EV/EBITDA multiple (year 2 estimates) [] Cash EPS accretive from the first full year of operations []
Synergies: at least $30M per year, achieved within 5 years, with a potential to double this amount [] Deal value for the JV and the listed company: $452 million [] Additional CAPEX: ~$350M spread over 5 years starting from the closing

Key Milestone in ICL's Food Strategy: Acquisition of Prolactal -- A leading
European Producer of Dairy Proteins

Transforming ICL Food Specialties into a global formulator of texture and stability solutions

 Deal highlights

[]2014 annual revenues of approx.  []100 million, 200 employees []Market growth approx.  10%/annum []Cash EPS accretive from the first year of consolidation with an EV/EBITDA ratio of 9x []Acquisition will contribute substantial sales and marketing synergies []Closing is expected by Q2 2015

 Dairy proteins fulfills consumer needs

Essential protein source in emerging markets and important ingredient to health, sports and infant food. Proteins are easy to digest and are better absorbed by the human body
10

Expand Footprint in Brazil: Completion of 100% Acquisition Of Fosbrasil for
~$65M

[] Latin America's main producer of purified phosphoric acid

[] More than $100M  in sales, 90 employees

[] Benefits:

[] Almost 50% increase of ICL's purified phosphoric acid volumes

[] ICL to become South America's market leader in specialty products for Food,
Engineered Materials and Specialty Fertilizers [] Synergies utilization and improved competitiveness

Divestitures on Track to Achieve Net Proceeds $300-500M

2014 divestitures to generate more than $300M in net proceeds*:

[] Total revenues of divested businesses in 2014 - about $350M  with high single digit operating margin, lower than ICL's average

[] Additional divestiture opportunities :

[] Proceeds to be used for growth opportunities in the Agriculture, Food and
Engineered Materials

* Net proceeds: enterprise value net of taxes

Ethiopia -- Potash for Growth

Following positive results in India, ICL expands farmers' global education programs, launching "Potash for Growth" in Ethiopia to promote balanced fertilization to maximize agriculture productivity and to improve economic benefit.

Outreach to farmers:
600 demonstration plots in 2014, several hundred additional plots in 2015

Soil fertility mapping:
The mapping will enable Potash for Growth to recommend the most appropriate fertilizer applications in each area

Research and validation:
Supports research on potassium in soil and plants by graduate students, developing their skills as plant nutrition specialists.

Inauguration of ICL's European Headquarters in Amsterdam

Benefits:

[] $10-20M   efficiency contribution annually

[] Strengthening our business activities as well as our long-standing relationships with our European customers, suppliers and other stakeholders []
Excellent business and regulatory environment in the Netherlands [] Creating attractive positions for more than 300 professionals

ICL Branding Website

        Launched globally on Jan 27 Available in 7 languages!

 Demonstrates our vision and strategy

The website offers:

ICL "Minute to 8" video clips

The thinking behind the brand story Branding examples & ICL brand book

 The brand's graphic and textual language ICL new site names search engine

And more!

 Visit the website: www.iclbranding.com

Financial Results

 (Mr. Avi Doitchman)Executive VP, CFO & Strategy

Q4 2014 Results

$ millions                Q4 14   Q4 13   % change   FY2014   FY2013   % change
Revenues                  1,403   1,416       (0.9)%   6,111    6,272      (2.6)%
Operating Income             174     123      41.5%       758   1,101    (31.2)%
Adjusted Operating Income    200     218      (8.3)%      960   1,196    (19.7)%
Adjusted Operating margin 14.3%   15.4%               15.7%    19.1%
Financial Expenses, net        66       6                 156       27
Net income                     85    119    (28.6)%       464      819   (43.3)%
Adjusted net income          108     195    (44.6)%       695   1,012    (31.3)%

Adj. Net Income Bridge Analysis

Potash Bridge Analysis

 Sales ($M)

 Operating Profit ($M)

Numbers may not add due to rounding

Phosphates and Fertilizers

 Sales ($M)

 Operating Profit ($M)*

Numbers may not add due to rounding

* Q4 2013 operating income was impacted by a provision for early retirement in
Rotem, in the amount of about $60M, while Q4 2014 operating income is excluding a one-time reimbursement of $8M from an insurance award in connection with the strike in Rotem.

Industrial Products

 Sales ($M)

 Operating Profit ($M)

Numbers may not add due to rounding

Performance Products

 Sales ($M)

 Operating Profit ($M)

Numbers may not add due to rounding

Thank You

Appendices Financial Overview

Lower, Yet Strong Returns

2000-2006 figures are based on Israeli GAAP, 2007-2014 are based on IFRS Data for 2012-2013 reflect the application of 2 new IFRS accounting standards Data is based on adjusted operating and net income ROE (Return on equity) = net income / shareholders' equity, average
ROIC (Return on invested capital ) = (operating income [](1-0.20)) / ((trade receivables + inventory -- trade payables) + PP&E, net), average
* Operating income is after elimination of non-recurring effects: provision for early retirement at Rotem, provision for removing waste at Bromine and impairment of assets at ICL-IP. Net income is after elimination of non recurring tax effects (mainly, tax in respect of release of trapped earnings in
2013 annual results, provision for early retirement it Rotem, provision for removing waste at Bromine and impairment of assets at ICL-IP in Q4 '13)

Sequential Improvement in Cash Flow Delivery

[] Net debt to EBITDA (as of end-2014): 1.98X

* 2006 figures are based on Israeli GAAP, 2007-2014 are based on IFRS

More than a Decade of High Dividend Yields

Year Dividend Yield*
---- ---------------
2001           4.0%
---- ---------------
2002           4.8%
---- ---------------
2003           4.5%
---- ---------------
2004           4.5%
---- ---------------
2005           3.6%
---- ---------------
2006           6.4%
---- ---------------
2007           3.5%
---- ---------------
2008           5.9%
---- ---------------
2009           3.9%
---- ---------------
2010           7.0%
---- ---------------
2011           5.9%
---- ---------------
2012           6.4%
---- ---------------
2013           8.0%
---- ---------------

Dividend policy:
Up to 70% of net income in quarterly payments

2014 Dividend Payments *

Q1: $91.5 million announced on May 15, 2014 Q2: $47 million announced on August
7, 2014 Q3: $125 million announced on November 11, 2014

* Q4 dividend will be published with the full year reports on March 19(th)

[] Calculated according to market capitalization based on average share price adjusted for dividends.  Dividends attributed to profits of that year.

Macroeconomic and Industry Parameters Which Affected Q4 2014 Results

(average Q4 2014 compared to average Q4 2013)

                                                                        Change
------------------------------------------- -----------------------------------
Depreciation of the NIS against the Dollar                                 8.7%
------------------------------------------- -----------------------------------
Depreciation of the EURO against the Dollar
(average for the period)                                                  -8.3%
------------------------------------------- -----------------------------------
LIBOR Dollar interest rate (3 months)       0.2% vs. 0.2% last yr
------------------------------------------- -----------------------------------
Decrease in Bulk Dry Freight Index (BDI)                                   -40%

Macroeconomic and Industry Parameters Which Affected 2014 Results

(average 2014 compared to average 2013)

                                                                       Change
------------------------------------------ ------------------------------------
Appreciation of the NIS against the Dollar                               -0.9%
------------------------------------------ ------------------------------------
Unchanged EURO against the Dollar
(average for the period)                                                  0.0%
------------------------------------------ ------------------------------------
LIBOR Dollar interest rate (3 months)      0.2% vs. 0.3% last yr
------------------------------------------ ------------------------------------
Decrease in Bulk Dry Freight Index (BDI)                                    -9%

Thank You

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Israel Chemicals Ltd.

By:	/s/ Avi Doitchman
	Name:	Avi Doitchman
	Title:	Executive Vice President, Chief Financial Officer & Strategy

Israel Chemicals Ltd.

By:	/s/ Lisa Haimovitz
	Name:	Lisa Haimovitz
	Title:	Vice President, General Counsel and Corporate Secretary

Date: February 11, 2015